September 20, 2007

BY EDGAR AND FACSIMILE TO (202) 772-9202

Mr. Joe A Foti, Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E. Room 4561

Washington, DC 20549

Re:	Alaska Air Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed February 23, 2007

File No. 1-08957

Alaska Airlines, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 5, 2007

File No. 0-19978

Dear Mr. Foti:

We have received your comment letter dated September 18, 2007, concerning the above referenced Forms 10-K. The comment letter asks us to provide you with our written responses within 10 business days. During a telephone conversation on September 20, 2007, Staff Accountant Beverly Singleton confirmed to Robert Plesnarski of O’Melveny & Myers LLP, that the staff would grant us an extension of an additional 10 business days to complete our responses to allow us to devote the appropriate amount of time and resources to considering the Staff’s comments. We intend to provide our responses to the comment letter by no later than October 16, 2007.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at 206.392.5102 with any questions or comments regarding this letter.

Respectfully submitted,

Alaska Airlines

/s/ Karen A. Gruen
By:	Karen A. Gruen
Title:	Associate General Counsel/ Managing Director, Corporate Affairs

cc:	Beverly A. Singleton, Staff Accountant
Brad Tilden
Brandon Pederson
Robert Plesnarski, O’Melveny & Myers LLP